UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Sealy Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

812139301

(CUSIP Number)

November 26, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812139301

1.	Name of Reporting Persons: KKR Millennium GP LLC I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 46,625,921

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 46,625,921

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,625,921

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 51.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 812139301

1.	Name of Reporting Persons: KKR Millennium Fund L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 46,625,921

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 46,625,921

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,625,921

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 51.2%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 812139301

1.	Name of Reporting Persons: Sealy Holding LLC. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 46,625,921

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 46,625,921

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,625,921

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 51.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 812139301

1.	Name of Reporting Persons: KKR Associates Millennium L.P. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 46,625,921

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 46,625,921

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,625,921

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 51.2%

12.	Type of Reporting Person (See Instructions) PN

Item 1.

(a)          Name of Issuer:  Sealy Corporation

(b)         Address of Issuer’s Principal Executive Offices
Sealy Drive
One Office Parkway
Trinity, North Carolina  27370

Item 2.

(a)          Name of Person Filing
KKR Millennium GP LLC
KKR Millennium Fund L.P.
Sealy Holding LLC
KKR Associates Millennium L.P.

(b)         Address of Principal Business Office or, if none, Residence
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, New York  10019

(c)          Citizenship
See item 4 of each cover page

(d)         Title of Class of Securities
Common Stock, par value $0.01 per share

(e)          CUSIP Number
812139301

Item 3.           If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)          Amount beneficially owned:  As of November 26, 2006, shares of common stock of Sealy Corporation beneficially owned by KKR Millennium GP LLC reflect shares of common stock owned of record by KKR Millennium Fund L.P., through its investment vehicle, Sealy Holdings LLC.  KKR Millennium GP LLC is the general partner of KKR Associates Millennium L.P, which is the general partner of KKR Millennium Fund L.P.  Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc S. Lipschultz, Reinhard Gorenflos, Jacques Garaialde, Michael M. Calbert and Scott C. Nuttall, as members of KKR Millennium GP LLC, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Millennium GP LLC, but disclaim such beneficial ownership.

(b)         Percent of class:  See Item 11 of each cover page

(c)          Number of shares as to which the person has:

(i)                  Sole power to vote or to direct the vote:  See Item 5 of each cover page.

(ii)               Shared power to vote or to direct the vote:  See Item 6 of each cover page.

(iii)            Sole power to dispose or to direct the disposition of:  See Item 7 of each cover page.

(iv)           Shared power to dispose or to direct the disposition of:  See item 8 of each cover page.

Item 5.           Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.           Ownership of More than Five Percent on Behalf of Another Person.

See Item 4, above.

Item 7.           Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.           Identification and Classification of Members of the Group.

Not applicable.

Item 9.           Notice of Dissolution of Group.

Not applicable.

Item 10.         Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 23, 2007

KKR MILLENNIUM GP LLC

		By:	*
			Name:	Henry R. Kravis
			Title:	Member

KKR MILLENNIUM FUND L.P.

By: KKR Associates Millennium L.P., its general partner

		By:	KKR Millennium GP LLC, its general partner

		By:	*
			Name:	Henry R. Kravis
			Title:	Member

KKR ASSOCIATES MILLENNIUM L.P.

		By:	KKR Millennium GP, LLC, its general partner

		By:	*
			Name:	Henry R. Kravis
			Title:	Member

SEALY HOLDING LLC

		By:	*
			Name:	Henry R. Kravis
			Title:	Member

* By:	/s/ William J. Janetschek
William J. Janetschek, by Power of Attorney
for all Reporting Persons

EXHIBIT INDEX

Exhibit 1 — Joint Filing Agreement

Exhibit 2 — Power of Attorney